December 4, 2014
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:    Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Chico’s FAS Inc.
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed March 14, 2014
File No. 001-16453

Dear Ms. Jenkins:

We are in receipt of the November 24, 2014 comment letter (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Chico’s FAS, Inc. (the “Company”). We respectfully submit the following response to the comments reflected in the Letter.
For your convenience, we have repeated the specific comments that the Staff made in the Letter in boldface type and have set forth our responses immediately following the comment.
We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses. Please feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the fiscal year ended February 1, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Results of Operations, page 22

1.
We note you define comparable sales as sales from stores open for at least twelve full months, including stores that have been expanded or relocated within the same general market and includes online and catalog sales. We also note on page 25 that you expect to complete approximately 26 to 30 relocations or remodels in fiscal 2014, and on page 25 of your February 2, 2013 Form 10-K that you expected to convert approximately 30 Soma pop-up stores to permanent stores in fiscal 2013. Please tell us how you consider remodeled or converted stores in your comparable sales measure, and confirm that you will include such disclosure in future filings to the extent applicable.

U.S. Securities and Exchange Commission
December 4, 2014

Company’s Response:
In response to the Staff’s comment, the Company advises the Staff that remodeled and converted stores are included in our comparable sales measure. The Company considers the conversion of Soma pop-up stores to permanent stores as a relocation or expansion for purposes of our definition. In recognition of your commentary, we will revise our definition of comparable sales prospectively to more clearly state our consideration of remodeled stores. For example, future disclosure to be included in MD&A may read as follows (updates are underlined): “Comparable sales is defined as sales from stores open for at least twelve full months, including stores that have been expanded, remodeled, or relocated within the same general market and includes online and catalog sales.”

Item 8. Financial Statements and Supplementary Data, page 32
Notes to Consolidated Financial Statements, page 38
1. Business Organization and Summary of Significant Accounting Policies, page 38
Inventories, page 39

2.
We note the disclosure in your fiscal 2013 Form 10-K indicating that costs associated with sourcing are generally capitalized while merchandising, distribution, and product development costs are generally expensed as incurred, and are included as a component of cost of goods sold. We further note the disclosure in your fiscal 2012 Form 10-K indicating that purchasing, merchandising, distribution, and product development costs are generally expensed as incurred, and are included as a component of cost of goods sold. Please tell us if there was a change in your policy in fiscal 2013 with respect to capitalizing or expensing sourcing or purchasing costs, or to the composition of the costs that you categorize as either sourcing or purchasing.

Company’s Response:
We did not change our policy in fiscal 2013 with respect to capitalizing or expensing sourcing or purchasing costs, nor did we change the composition of the costs that we categorize as either sourcing or purchasing. In preparing our fiscal 2013 Form 10-K, we updated our disclosure to more clearly describe our treatment of inventory-related costs, including sourcing costs. We further updated our disclosure to remove mention of purchasing costs, which in our organization includes determining order quantities and placement of the order. Purchasing costs are included in our merchandising, distribution, and product development costs, and are generally expensed as incurred. We believe that this revised disclosure more appropriately describes our accounting policy.
Finally, the Company acknowledges the following:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

U.S. Securities and Exchange Commission
December 4, 2014

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the foregoing, please contact me at (239)346-5066.

Sincerely,

/s/ Todd E. Vogensen

Todd E. Vogensen
Senior Vice President, Chief Financial Officer

cc:     Craig Arakawa